# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SUPER HI INTERNATIONAL HOLDING LTD., CIK 0001995306
CUSIP: 86803S106
Title of class of securities: Ordinary shares, par value of US$0.000005 per share
Address of issuer's principal executive offices: 1 Paya Lebar Link #09-04, PLQ 1 Paya Lebar Quarter, Singapore, Singapore (U0), 408533
Date of event which requires filing of this statement: 12/11/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002050145

## Reporting persons
- Ping Shu: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 42,596,201; shared voting power 0; sole dispositive power 42,596,201; shared dispositive power 0; aggregate amount beneficially owned 42,596,201 (6.6% of the class)
  Comment: The number of shares in rows (5) and (7) represents 42,596,201 ordinary shares held by SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ping Shu. The registered office of SP NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands.
  
  The percent in row (11) is based on 650,299,000 ordinary shares outstanding as of December 11, 2024.
- SP NP LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 42,596,201; shared voting power 0; sole dispositive power 42,596,201; shared dispositive power 0; aggregate amount beneficially owned 42,596,201 (6.6% of the class)
  Comment: The number of shares in rows (5) and (7) represents 42,596,201 ordinary shares held by SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ping Shu. The registered office of SP NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands.
  
  The percent in row (11) is based on 650,299,000 ordinary shares outstanding as of December 11, 2024.

## Item 1. Issuer
Name of issuer: SUPER HI INTERNATIONAL HOLDING LTD.
Address of issuer's principal executive offices: 1 Paya Lebar Link, #09-04, PLQ 1 Paya Lebar Quarter, Singapore, U0, 408533

## Item 2. Person Filing
Name of person filing:
Ping Shu
SP NP LTD
Address of principal business office or, if none, residence:
Ping Shu
1 Paya Lebar Link, #09-04, PLQ 1 Paya Lebar Quarter, Singapore 408533

SP NP LTD
Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands
Citizenship:
Ping Shu--Singapore
SP NP LTD--British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ping Shu: 42,596,201
SP NP LTD: 42,596,201
The 42,596,201 ordinary shares of the Issuer beneficially owned by Ping Shu consists of 42,596,201 ordinary shares held by SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ping Shu. The registered office of SP NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands.
Percent of class:
The percentage of the class of securities beneficially owned by each of the reporting persons as of December 11, 2024 is based on 650,299,000 ordinary shares outstanding as of December 11, 2024.
Ping Shu: 6.6 %
SP NP LTD: 6.6
Sole power to vote or to direct the vote:
Ping Shu: 42,596,201
SP NP LTD: 42,596,201
Shared power to vote or to direct the vote:
Ping Shu: 0
SP NP LTD: 0
Sole power to dispose or to direct the disposition:
Ping Shu: 42,596,201
SP NP LTD: 42,596,201
Shared power to dispose or to direct the disposition:
Ping Shu: 0
SP NP LTD: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Ping Shu: /s/ Ping Shu, Ping Shu (01/03/2025)
- SP NP LTD: /s/ Ping Shu, Ping Shu/ Director (01/03/2025)